Filed by Varco International, Inc. Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National-Oilwell, Inc.

Form S-4 File No. 333-119071

This filing relates to the proposed merger of equals transaction (the “Transaction”) by and between Varco International, Inc. (“Varco”) and National-Oilwell, Inc. (“National-Oilwell”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004 (the “Merger Agreement”), by and between Varco and National-Oilwell. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Varco on August 12, 2004. A copy is also attached as Annex A to National-Oilwell’s Form S-4 filed on September 16, 2004, and is incorporated by reference into this filing.

In a joint press release issued on January 25, 2005, Varco and National-Oilwell announced that each will hold a special meeting of their stockholders on March 11, 2005 to vote on the approval of the proposed merger of National-Oilwell and Varco. A copy of the joint press release is incorporated into this filing under Rule 425.

NEWS	Contacts: Steve Krablin
National-Oilwell, Inc.
(713) 346-7773

Clay Williams
Varco International, Inc.
(281) 953-2200

FOR IMMEDIATE RELEASE

NATIONAL OILWELL AND VARCO ANNOUNCE STOCKHOLDER MEETINGS TO APPROVE MERGER

HOUSTON, TX, January 25, 2005—National-Oilwell, Inc. (NYSE:NOI) and Varco International, Inc. (NYSE:VRC) jointly announced today that each of the companies will hold special meetings of their respective stockholders on Friday, March 11, 2005, in Houston, Texas to vote on the previously announced merger between the two companies. The record date for the determination of stockholders entitled to vote at these special meetings will be February 3, 2005. The definitive joint proxy statement/prospectus is expected to be mailed on or about February 9, 2005, and will contain important information regarding the proposed merger as well as the exact times and locations of the respective special meetings.

National Oilwell and Varco have responded to the Antitrust Division of the U.S. Department of Justice’s request for additional information issued under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and continue to work with the Justice Department regarding the proposed merger between the companies. At this time, the companies expect to resolve matters related to the Justice Department review and receive regulatory approval prior to the special meetings of the stockholders but there can be no guarantee that this will occur. The companies will continue to provide any appropriate updates on this topic through press releases or 8-K filings.

About National Oilwell

National Oilwell is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production, as well as in providing supply chain integration services to the upstream oil and gas industry.

- more -

About Varco

Varco International, Inc. is a leading provider of services, products, and highly-engineered equipment to the world’s oil and gas industry. With operations in over 350 locations in over 40 countries across six continents, Varco provides oilfield tubular inspections and internal tubular coating services; drill cuttings separation, waste management and disposal services; rig instrumentation and communication services; in-service pipeline inspection services; and sucker rod inspection and reclamation services. Additionally, Varco manufactures and supplies innovative drilling equipment and technology; coiled tubing and pressure control equipment; high-pressure fiberglass and composite tubing; and in-line inspection equipment for the makers of oilfield tubing.

Statements made in this press release that are forward-looking in nature are intended to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risks and uncertainties. These statements include, without limitation, statements regarding the record and meeting dates for the special stockholder meetings, the mailing date of the proxy statement, the consummation of the transaction, the expected closing date of the transaction, any other effect or benefit of the transaction, and any other statements that are not historical facts. These risks and uncertainties include the timing and receipt of approvals for the merger. Other risks and uncertainties, which are more fully described in documents filed by National Oilwell and by Varco with the Securities and Exchange Commission, including Annual Reports on Form 10-K, could cause actual results to differ from those contained in the forward-looking statements.

Additional Information

On September 16, 2004, National Oilwell and Varco filed a joint proxy statement/prospectus relating to the proposed merger with the Securities and Exchange Commission. An amended joint proxy statement/prospectus reflecting updated financial and other merger related information will be filed prior to the mailing of the joint proxy statement/prospectus to National Oilwell and Varco stockholders. National Oilwell and Varco and their respective directors and officers may be deemed to be participants in the solicitation of proxies from their respective stockholders. Information about these persons can be found in National Oilwell’s and Varco’s respective Annual Reports on Form 10-K filed with the SEC and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED

- more -

TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it is available and other documents containing information about National Oilwell and Varco, without charge, at the SEC’s web site at www.sec.gov, National Oilwell’s web site at www.natoil.com, and Varco’s web site at www.varco.com. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, National-Oilwell, Inc., 713-346-7500 or to Investor Relations, Varco International, Inc., 281-953-2200.

# # # # #